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SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

18005687

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owl Creek Asset Management Marketing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 20th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Back
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley, P.C.
(Name – *if individual, state last, first, middle name*)

280 Trumbull Street, 24th Floor	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen Back, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owl Creek Asset Management Marketing, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

REUBEN KOPEL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KO6234446
Qualified in New York County
My Commission Expires 1/8/19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Owl Creek Asset Management Marketing, LLC

Statement of Financial Condition

As of and for the Year Ended December 31, 2017

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Table of Contents

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

To the Member of Owl Creek Asset Management Marketing, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Owl Creek Asset Management Marketing, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information contained in the Schedule of Computation of Net Capital under SEC Rule 15c3- 1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the identified supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whittlesey PC

We have served as the Company's auditor since 2016.
Hartford, Connecticut
February 26, 2018

Owl Creek Asset Management Marketing, LLC

Statement of Financial Condition
Year Ended December 31, 2017

ASSETS

Cash	$	350,513
Prepaid expenses and other assets		23,556
TOTAL ASSETS	$	374,069

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	170,565
MEMBER'S EQUITY:		
TOTAL MEMBER'S EQUITY		203,504
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	374,069

The Accompanying Notes are an Integral Part of the Financial Statement

Notes to Financial Statement

1. Organization and Nature of Business

Owl Creek Asset Management Marketing, LLC (the "Company") was organized and incorporated on November 23, 1994. The Company, which was previously named Smith Whiley Securities Inc., was converted to a Delaware Limited Liability Company named Smith Whiley Securities, LLC on April 4, 2016. On July 15, 2016, Owl Creek Asset Management, L.P. ("the Parent") acquired 100% of the membership interest of the Company, and the Company was subsequently renamed Owl Creek Asset Management Marketing, LLC on November 1, 2016. It is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placement services exclusively to its Parent.

The Company provides capital raising services to affiliated private investment funds advised by the Parent.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 26, 2018, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified which require recognition or disclosure in the financial statements.

Revenue Recognition

Fees for services in private placements are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned.

Income Taxes

Starting on July 15, 2016, the Company is treated as a disregarded entity for tax purposes and has no federal or state tax liabilities. Any income or losses generated by the Company are reported on tax returns of the Parent and passed along to the members of the Parent. Accordingly, no provision for income taxes is provided in the financial statements. The tax years ending after July 15, 2016 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

ASU No. 2014-09 –Revenue from Contracts with Customers (Topic 606). The ASU establishes a single comprehensive model for an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, and will supersede nearly all existing revenue recognition guidance, to clarify and converge revenue recognition principles under US GAAP and IFRS. The update outlines five steps to recognizing revenue: (i) identify the contracts with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations; (v) recognize revenue when each performance obligation is satisfied. The update requires more comprehensive disclosures, relating to quantitative and qualitative information for amounts, timing, the nature and uncertainty of revenue, and cash flows arising from contracts with customers, which will mainly impact construction and high-tech industries. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in ASU 2015-14 defer the effective date of SU 2014-09 for all entities by one year. Accordingly, the amendments were effective for the Company on January 1, 2018. An entity may elect either a full retrospective or a modified retrospective application. January 1, 2018 adoption of ASU No. 2014-09 did not have a material impact on the Company's financial statements.

3. Concentration

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits was $100,513.

Revenue
At December 31, 2017 and for the year then ended, 100% of gross revenues, of $248,785, was derived from one customer, the Company's Parent (Note 6).

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1,500% in every year thereafter. At December 31, 2017, the Company had net regulatory capital of $179,948 which was $168,577 in excess of its required net capital of $11,371. The Company's aggregate indebtedness to net capital ratio was 0.95.

6. Related Party Transactions

The Company's only source of revenue, during the year ended December 31, 2017, is through a placement agent agreement, dated November 18, 2016 and amended on May 15, 2017, with its Parent where the Company would introduce certain prospective investors to its Parent, and the Parent's affiliates, on a private placement basis, and provide private placement agent services to its Parent and its affiliates. The Parent is solely responsible for paying such placement agent fees on behalf of any affiliate placements. The revenue related to this agreement for the year ended December 31, 2017 was $248,785.

The Company also has an expense sharing agreement with its Parent Company, dated November 11, 2016 and amended on June 1, 2017 and November 1, 2017, which covers occupancy, payroll and related benefits, and other expenses. As of December 31, 2017, the payable to the Parent Company for these expenses was $80,356. Expenses incurred under this agreement were $432,592 for the year ended December 31, 2017.